Exhibit 3.2

Amendment to Bylaws

Article 3, Section 3.08.
Any vacancy occurring in the Board of Directors, including a vacancy resulting from an increase in the number of directors, shall be filled by the Board of Directors until an annual meeting is held and new directors are elected by the shareholders.  A director chosen to fill a vacancy shall hold office until the director’s successor shall have been elected and qualified.